SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CEO SIGNS 5 YEAR CONTRACT EXTENSION

Ryanair Holdings Plc today (24 Oct) confirmed that CEO, Michael O'Leary, has signed a new 5 year contract which commits him to the company until September 2019. This new contract replaces a rolling 12 month arrangement under which Mr O'Leary has worked as Chief Executive of the airline since Ryanair Holdings Plc first floated in 1997.

Mr O'Leary has been granted options over 5m ordinary shares, payable at current market prices. However these options will only vest if the airline delivers exceptional performance targets over the next 5 years, which have been set by the Remuneration Committee. Ryanair expects to grow traffic over the next 5 years by 50% from 81m last year to over 120m customers by 2019.

Mr O'Leary has served as Chief Executive of Ryanair since the company floated on the NASDAQ in 1997. During that time, Ryanair's annual traffic has grown from 3m to over 80m customers p.a.

For further information
please contact:          Robin Kiely                             Joe Carmody
                                    Ryanair Ltd                              Edelman Ireland
                                    Tel: +353-1-9451212             Tel: +353-1-6789 333
                                    press@ryanair.com                 ryanair@edelman.com

                                    Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24 October, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary